INVEST IN **LIVSN DESIGNS**

Versatile outdoor apparel: own less, live more, keep what matters



Invest in an outdoor apparel company that believes clothing should perform well, look good, be ethically made, be environmentally friendly — and it should last.
LIVSN
Own less. Do more. Keep what matters.

LEAD INVESTOR



Hank Henderson

I believe in the concept, the product, and the team. Livsn is genuinely focused on offering the best outdoor pants ever. The "live simply" lifestyle and the commitment to sustainability are mindsets I want to support. Not only are the present reviews extremely impressive; I have a number of friends who have purchased the pants and all say they are their favorite. Every one of them without exception got another pair after trying out their first. These pants are perfectly suitable for both the office and the trail- you don't have to overthink it at all.

Invested $25,000 this round & $275,000 previously

livsndesigns.com Bentonville AR

Ecommerce | Consumer Goods | Retail | B2C | Fashion

Highlights

1. ⚡ Over $1 million in revenue in 2021
2. 🏬 Sold at 75+ independent retailers and 2 major e-commerce sites: Backcountry.com and Moosejaw.com
3. 💵 Raised over $500K in our most recent Kickstarter campaign — the largest in Arkansas history
4. ⭐ 4.8 average rating on over 700 reviews
5. 📈 276% YOY revenue growth 2020 to 2021
6. 📎 Featured in Forbes, Outside, Men's Journal & more
7. 💻 Techstars Austin ('19) alumni; 1% acceptance rate
8. 🏞 Headquartered in Northwest Arkansas, an emerging outdoor recreation business hub

Our Team



Andrew Gibbs-Dabney Founder & CEO

Andrew is responsible for strategy and leadership. He directly manages our product, finance, and sales. He has a 9-year background in outdoor-apparel management. A lifelong outdoorist, he believes business success and social progress go hand in hand.

Since childhood, I have found inspiration in the world's wild places. As an adult, I developed an interest in apparel, specifically denim. Professionally, my background is in sustainable apparel operations. These factors combine to fuel my passion for making the highest-quality, most-sustainable outdoor apparel - items that deserve to exist.



Dustin Williams CMTO

Dustin is a multidisciplinary designer + marketer focused on design for growth. Dustin is driven by a deep level of empathy for customers, passion for the quality of his craft, the drive for knowledge, improving his skills & persistent curiosity.



Kelsey Ferguson Brand Marketing Manager

An avid outdoor fan, Kelsey leads our brand marketing. She amplifies our voice to reach new communities and customers. With 6 years' experience in marketing, she believes the strongest brands build lasting connections with their audiences.

Jake Kowalewski Operations Manager



Jake oversees the flow of products from sourcing & purchasing through fulfillment. Jake has an eye for process improvements and efficiencies with a Masters's Degree in Operations Management and certifications in Lean Six Sigma & Project Management.



Andrew Bounds Customer Success Manager

Andrew is a high-level communicator and devoted to giving every customer a personal experience that leaves them feeling connected to and valued by our team. He is a true outdoorsman and always down for fun and adventure with family and friends.



Todd Stockbauer CFO

Todd serves as Livsn's fractional CFO. He has spent the past 20 years in the outdoor/apparel industry, both as a financial executive and as a consultant. When not working, Todd can be found chasing his passions for cycling, skiing, hiking.



Brian O'Dea Content Manager

Brian is the editor of the LIVSN's blog, The Pipeline, and believes writing can convey values and connect brands to people like nothing else. Brian lives a minimalistic life and loves providing information that enables others to do the same.



Hunter Hampton

Who is LIVSN?

LIVSN makes durable outdoor clothing for people who value experiences more than stuff. We concentrate on fit, form, and function to provide clothing that works so well you don't want to wear anything else. We use only sustainable textiles, and we design for the two most sustainable qualities — durability and versatility.

We believe clothing should perform well, look good, be ethically made, be environmentally friendly—and it should last.


Our clothing facilitates a life of adventure by focusing on durability and versatility.

Why did Techstars invest in LIVSN?


Why Techstars invested in LIVSN
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LIVE A GREAT STORY

The Meaning of LIVSN

The name LIVSN comes from the Swedish word "livsnjutare," which roughly translates to "one who lives life deeply; an enjoyer of life." This journey started with a mission to simplify our belongings. With less to manage there's more time in the day, and with more time comes flexibility.


LIVSN comes from the Swedish word "livsnjutare," which translates to:
one who lives life deeply. An enjoyer of life.

Our Goal

Our goal is to become the #1 brand for pants in the outdoor industry in the next five years.

We think that by being laser-focused on being the absolute best at one thing, all else will follow. Beyond pants (and shorts) we are developing a full head-to-toe collection with the aim of each product being best-in-class. Our long-term vision is to be the top outdoor apparel brand in the world. We believe that by continuing to be obsessed with quality and functionality we can get there. Every majestic tree starts with a sapling.

We are dedicated to building this company on the right bedrock necessary for sustainable growth.

Why We Decided to Raise a Community Round

We believe transparency and community support are crucial for our company to stand the test of time. We're living out these core beliefs by opening up our fundraising to our community.

It's no small task to carve out a unique place in outdoor apparel, even more so to do it sustainably. Yet we have all the pieces in place to do just that, and we want you alongside us to climb the mountain.


Our Rise to Success
Revenue
$17,000,000
$15,000,000
$13,000,000
$11,000,000
$9,000,000
$7,000,000
$5,000,000
$3,000,000
$1,000,000
2020
2022
2024
2026
Year

Forward-looking projections cannot be guaranteed.

Our Business Model

We designed our business model as meticulously as we do our products.


We have an omnichannel business model.
Direct to Consumer
Retail
Crowd Funding
CANYON

By selling directly to customers we are able to drastically reduce the resources required to do business. By selling through the best outdoor retailers, we are able

to ground our brand in the very places that drive our industry and connect with our customers where they shop. And by launching new products through Kickstarter, we are able to test the waters and only release items that deserve to exist.



Retail Locations
We're building our retail
territories from the core out.

Our main manufacturer is located in Vietnam and our finished products are shipped to Northwest Arkansas where a dedicated logistics facility handles the warehousing and distribution – allowing us to concentrate on what we do best and ensuring our customers receive their orders accurately and efficiently. We work with all our distributors and logistics partners to reduce the environmental impact of doing business.

Through this efficient model, we are able to stay lean and nimble, allowing room to provide services like repairs and replacement while keeping prices fair at the same time.



We make versatile and
sustainable outdoor apparel
designed to last longer.

Market Fit and Growth



Market Fit
Outdoor recreation is an $887b market, with our targeted sub-markets reaching the outdoor and active apparel markets.
$20 billion
Outdoor Apparel Market
$48 billion
Active Apparel Market
Fueled by consumers buying for experiences



Market Growth
$157 Billion Growth in Global Activewear Apparel Market 2020-2024
11% CAGR
Market Growth
36% USA
Growth Contribution
$157.1 billion
Incremental Growth
10.23%
Growth for 2020

Our community is why we exist.

Thanks to our passionate community we've launched three successful Kickstarter campaigns.

- Our first Kickstarter had 511 backers and a total pledge of $78,579
- Our second Kickstarter campaign was funded in just 90 minutes and raised $106,364.
- Our third campaign broke records too — we ran the largest Kickstarter campaign in Arkansas history with a successful raise of over $500,000.


We've launched 3 successful Kickstarter Campaigns.
1
$78,579
Pre-Sold
262% Goal
511 Backers
2
$106,364
Pre-Sold
1,006% Goal
801 Backers
3
$514,624
Pre-Sold
5,140% goal
3,611 Backers
KICKSTARTER
Largest Kickstarter in Arkansas History

The LIVSN Team

We built our team out methodically over the years to stay lean and nimble while also meeting the demands of a growing business. While everyone wears "a lot of hats" as at any startup, we have people in positions tailored to their unique skills and personality types rather than just general roles. This mindset will continue into the future.

We will continue scaling our retail territories for complete USA sales coverage by the end of 2022 and we have an eye out for international partners as well.

Key internal hires on our horizon are a Head of Sales and a Product Manager - both of which are currently being led by our founder.


Andrew Gibbs-Dabney
Founder + CEO
Todd Stockbauer
Fractional CFO
Dustin Williams
CMTO
Jake Kowalewski
Operations Manager
Kelsey Ferguson
Brand Marketing Manager
Andrew Bounds
Customer Service
The LIVSN Team

Why We Choose to be Sustainable

Sustainability conversations commonly center on what something is made of and how. We prefer a more broad definition of sustainability that also measures a business's health and ability to last — tenets like social responsibility, corporate citizenship, and profitability.


The apparel industry is the world's second-largest polluter, second only to oil. What drives this waste is an overflow of clothing production and the fuel used to facilitate the process.

A survey by McKinsey & Company found that the average consumer bought 60% more clothing in 2014 than in 2000, but kept each garment half as long.

This led us to create pants that can be worn almost anywhere. We want customers to be able to wear LIVSN clothing to the trail, to the pub, or to the (casual) office and not look out of place.

One of our core beliefs at LIVSN is that a product that performs well and stands up to extended use is as sustainable as it gets.


Aim for timeless style
Integrate features subtly
Build durability into the design
Choose highest quality materials
Iterate and stay tuned to feedback
Design a highly mobile and tailored fit
Apparel Design Principles

We utilize organic, recycled, and other sustainable textiles but we also think the product's full life cycle should be considered as important as its initial production impact. That's why durability and versatility are at the forefront of every design.

In 2019 we eliminated single-use plastic from our packaging by utilizing a roll-packed method. We roll our pants, tie them using raffia-paper twine, and attach our recycled paper hangtag using the same material.


Sustainable Packaging

Press and Accolades

We're not the only ones that think our products are something special. We've been featured in numerous publications including **Gear Junkie**, **Forbes**, **Maxim**, **Men's Journal**, **Carryology**, and **Outside**.

Men's Journal wrote, "When it comes to outdoor activewear, LIVSN is always at the top of our list when it comes to performance. Not only are their pieces durable and capable, but they are also damn-comfortable."

GearJunkie wrote, "Our Favorite Pants of 2020 Come From a Small Startup Brand" - "Durable, slightly stretchy, and with pockets in all the right places, the brand LIVSN has nailed the design of an everyday and outdoor pant."

When we launched our Ecotrek Trail Pant, **GearJunkie** thought they were, "Darn-Near Perfect Pants, Made With Recycled Plastic."


Forbes
Carryology
Outside
GEARJUNKIE
MEN'S JOURNAL
MAXIM


TRAVELFREAK
STREAM
singletracks
BLISTER
Backpacker

Our Current Products

We currently offer three core products in our lineup.

Flex Canvas Pants, our flagship product

These are pants developed to handle it all without looking tactical. Key features like a gusseted crotch, articulated knees, zippered pockets, roll-up leg system, ventilation, and reinforced stitching launched our journey to pants success. Made with 58% GOTS Certified Organic Cotton, 40% Recycled Polyester, and 2% Spandex


Flex Canvas Pants

Ecotrek Trail Pants

Our customers asked for pants that are fully synthetic for extended hikes in both wet and cold conditions, so we got to work. Ecotreks are made from Blue Ocean Nylon, a sustainable and durable fabric that's lightweight, breathable, and withstands cold, hot, and wet conditions.


Ecotrek Trail Pants

Flex Canvas Shorts

All the benefits of our Flex Canvas Pant with a little less leg.


Flex Canvas Shorts

The Future

We're energetically working on expanding our product line while always staying true to our roots: sustainable, durable, and versatile.

For 2022, we are launching:

- Women's Trail Tights
- Women's Flex Canvas Pants
- Men's Reflex Shorts
- Men's Flex Canvas Overalls
- Men's Ventile Jacket via Kickstarter



Men's Ventile Jacket
Men's Flex Canvas Overalls
Reflex Shorts
Women's Trail Tight
Women's Flex Canvas Pants
New 2022 Products

Customer Testimonials

The Landcruiser of pants

"I haven't taken off my Livsn pants since I got them a few weeks ago, and they've held up to how hard I play on the weekends, while also being comfortable to wear while working during the week."

-John L.

3rd Pair

"Between the five pairs Flex Canvas and three pairs of EcoTrek, they've virtually replaced all of my jeans and casual slacks."

- Adam W.

BUY. THESE. PANTS.

"They aren't just "nice pants" like Dockers. They are F'ING AMAZING PANTS that wear on hikes and apparently, according to my wife, make my butt look "kind of less fat." No really, so comfy ... even if you have a big ol' bubble butt like me."

- Dan

Great pants

"I have a couple of pairs of pants from this company and each one is fantastic. They're the number one pick in my daily life whether I'm chilling in Yosemite or just grocery shopping. Superb quality. Thank you all very much"

- David D.

Best pair of pants I own

"I love these pants. The fit is perfect. The color is perfect. The style is perfect. Last month I realized that I had been wearing them for three weeks. You would never know."

- Joe

Loving my Ecotrek Trail Pants!

"I am absolutely in love with these pants. I kept wearing them over and over again after each wash!! Love the fabric and it's made for trekking and all that. I wear it to work too!! It's such a great fit and you just feel so comfortable in it rain or shine!! Am gonna get my hands on the other colours soon!!"

- Yasin.

Read all Customer Testimonials for Flex Canvas Pants

Read all Customer Testimonials for Ecotrek Trail Pants

Download our Pitch Deck